Exhibit 2


February 22, 2001

Mr. Glyndwr Smith
Chairman of the Board of Directors
Siliconix Incorporated
2201 Laurelwood Road
Santa Clara, California 95054
Attention:  Board of Directors

Gentlemen:

      We are proposing to purchase any and all outstanding shares of common stock of Siliconix Incorporated not already owned by Vishay Intertechnology, Inc. at a price of $28.82 per share in cash. The purchase would be made through a tender offer, subject to customary conditions, in accordance with the rules of the Securities and Exchange Commission.

      Alternatively, we could offer to exchange the Siliconix shares for shares of common stock of Vishay. Depending upon whether such exchange would be tax-free to the Siliconix stockholders, we would expect that the value per share of Siliconix in the exchange would be somewhat less than the cash price.

      If we hold at least 90 percent of the outstanding Siliconix shares following completion of our offer, we may effect a "short-form" merger of Siliconix with a Vishay subsidiary under Delaware law. If such a merger takes place promptly after the offer, the consideration given to stockholders in the merger would be the same as the consideration received by tendering stockholders in the offer.

      We are not requesting that you enter into any agreement with respect to the offer or pay any sort of break-up or similar fee in the event that the offer is not consummated, including because of a higher offer from a subsequent bidder. Our offer would not foreclose any other person from making a higher offer for the shares that we do not already own.

      We recognize that a majority of the board of directors of Siliconix is either affiliated with Vishay or serves with Siliconix management. We request the opportunity to discuss our offer with a special committee of independent, non-management Siliconix directors who are unaffiliated with Vishay. We only expect to proceed with our offer if the special committee, after consultations with its financial and legal advisors, concludes that the offer is fair to Siliconix stockholders. In addition, we could also determine not to proceed with the offer if in our sole judgment changes in economic, business or market conditions make the offer unadvisable.

      Please call me at (610) 644-1300 at your earliest convenience to discuss this matter. We look forward to hearing from you.

                                   Sincerely,



                                    Avi D. Eden
                                    Vice Chairman